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                                                                 Andrew D. Myers

                                    direct  617-589-3835 direct fax 617-305-3102
                                                     email  amyers@davismalm.com



December 9, 2005

VIA EDGAR

Securities and Exchange Commission
Mail Stop 3561
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:    John Reynolds
         Assistant Director
         Division of Corporation Finance

Re:      Harbor Acquisition Corporation
         Amendment No. 5 to Registration Statement on Form S-1
         Registration Statement No. 333-126300
         -----------------------------------------------------

Dear Mr. Reynolds:

     Harbor Acquisition Corporation (the "Company") has filed with the Commission an Amendment No. 5 to the above-referenced Registration Statement (the "Registration Statement"). For your convenience, we are providing you with three paper copies of Amendment No. 5 marked to show the changes made from Amendment No. 3 to the Registration Statement, which was filed with the Commission on November 15, 2005. Amendment No. 4 was filed on November 25, 2005 solely to file amended and additional exhibits. The changes reflected in Amendment No. 5 are intended to respond to the comments set forth in your letter dated December 6, 2005 (the "Comment Letter"). The changes made in response to the Comment Letter are discussed below. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. Page references are to the pages in the prospectus included in Amendment No. 5 to the Registration Statement filed with the Commission on this date (the "Prospectus").

PROSPECTUS SUMMARY. PAGE 1

1. COMMENT. WE NOTE YOUR RESPONSE TO COMMENT SEVEN THAT YOU WILL "FOCUS
YOUR EFFORTS EXCLUSIVELY ON ACQUIRING" A COMPANY IN THE INDUSTRIAL OR CONSUMER PRODUCTS SECTORS AND AS SUCH YOU HAVE REMOVED THE RISK FACTOR TITLED "OUR OFFICERS AND DIRECTORS MAY NOT HAVE SIGNIFICANT EXPERIENCE OR KNOWLEDGE OF HE INDUSTRY OF A TARGET BUSINESS THAT OPERATES OUTSIDE OF THE


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Securities and Exchange Commission
December 9, 2005
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INDUSTRIAL AND CONSUMER PRODUCT SECTORS." WE DO NOT UNDERSTAND HOW THAT RISK
DOES NOT EXIST IN LIGHT OF YOUR STATEMENT ON PAGE ONE THAT YOUR EFFORTS "WILL NOT BE LIMITED TO A PARTICULAR INDUSTRY." EITHER THEY ARE OR THEY ARE NOT LIMITED. SINCE IT APPEARS THEY ARE NOT LIMITED TO THE AREAS OF YOUR MANAGEMENT'S EXPERIENCE, YOU SHOULD NOT STRUCTURE YOUR DISCLOSURE AS IF THERE IS ZERO POSSIBILITY THAT YOU WILL ACQUIRE A NON INDUSTRIAL OR CONSUMER PRODUCTS COMPANY. PLEASE REVISE YOUR DISCLOSURE ACCORDINGLY.

     RESPONSE. The Company has eliminated the statement on page one that its search will not be limited to a particular industry. The Company's search will be limited to acquiring a middle market business operating in the industrial or consumer products sectors. The changes made in Amendment No. 3 were meant to reflect this modification in the Company's plan, but some inconsistencies remained, as identified by the Staff. The revised sentence in this paragraph clarifies this point. Similar changes have been made elsewhere in the prospectus in response to this comment and comments 6 and 7, as described below.

2. COMMENT. THROUGHOUT THIS DOCUMENT, YOU STATE NUMEROUS BELIEFS OR PROMOTIONAL STATEMENTS THAT ONLY APPLY IF YOU SEEK A COMPANY IN THE INDUSTRIAL OR CONSUMER PRODUCTS SECTORS. BECAUSE YOU ARE NOT LIMITED TO THOSE ACTIVITIES, YOU SHOULD REVISE YOUR DISCLOSURE TO CLARIFY THAT ANY PERCEIVED BENEFITS OR ADVANTAGES ARE MOOT IF YOU ELECT TO ACQUIRE A COMPANY OUTSIDE OF THE INITIAL SECTOR FOCUS.

     RESPONSE. Because the Company has clarified that it is, in fact, limited to acquiring a company within the industrial and consumer products sectors, it does not believe it needs to clarify that any perceived benefits of management's experience within these sectors would be moot if a business combination occurred outside of this sector focus.

USE OF PROCEEDS. PAGE 20

3. COMMENT. WE NOTE YOUR RESPONSE TO COMMENT 11 AND THE REVISION IN THE TABLE AND THE ADDITIONAL FOOTNOTES. IT APPEARS THAT FOOTNOTE ONE AND TWO SHOW THAT YOUR ALLOCATION OF EXPENSES IS OVERLAPPING. YOU RESERVED AN AMOUNT FOR DUE DILIGENCE UNDER BOTH FOOTNOTE ONE AND TWO. YOU ALSO RESERVE PAYMENTS TO THIRD-PARTY CONSULTANTS AND OTHER PROFESSIONALS UNDER FOOTNOTE ONE AND TWO. PLEASE REVISE TO PRECISELY OUTLINE YOUR USE OF THE PROCEEDS NOT HELD IN TRUST.

     RESPONSE. The amounts allocated in the first line item apply only to the search process before a specific target business is identifies. The Company removed the reference to due diligence from the first line item and clarified that these amounts apply to costs incurred in identifying a potential target business. Expenses for due diligence will come from amounts the Company anticipates it will expend after it identifies a potential target company, as clarified in the revised heading to second line item in the table. In addition, the Company eliminated the reference to payments to "outside professionals" from the footnote to line item two. Although the Company cannot predict at this time more precisely how it will spend all amounts referenced in the table at the bottom of page 20, it believes that this modified disclosure eliminates the confusion and overlap in its prior filings and gives additional transparency to which amount will be spent at what times and for what purpose.

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Securities and Exchange Commission
December 9, 2005
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4. COMMENT. WE NOTE THE ADDITIONAL DISCLOSURE ON PAGE 21 THAT MANAGEMENT HAS
EXPERIENCE THAT "INVOLVES RAISING POOLS OF MONEY WITH NO INVESTMENT TARGET OR LIST OF POTENTIAL CANDIDATES, SEARCHING FOR COMPANIES TO INVEST IN OR ACQUIRE FROM SCRATCH, CONDUCTING DUE DILIGENCE, AND STRUCTURING AND COMPLETING TRANSACTIONS." PLEASE REVISE YOUR ITEM 401 OF REGULATION S-K DISCLOSURE TO HIGHLIGHT THIS EXPERIENCE.

     RESPONSE. The Company has expanded its disclosure on pages 38 and 39 to highlight those directors and officers with the specific experience of raising pools of money and identifying and acquiring operating companies. We would also note that the descriptions for Mr. Carson and Mr. Mahoney also include statements highlighting their experience with acquisitions.

5. COMMENT. PLEASE REVISE TO CLARIFY WHICH LINE ITEM THE PAYMENT OF $75,000 TO YOUR CEO AND PRESIDENT WOULD BE ALLOCATED TO.

     RESPONSE. The Company has revised the table on page 20 to footnote the specific line items with respect to which amounts came from the $75,000 advance from the Compamy's President and Chief Executive Officer.

PROPOSED BUSINESS, PAGE 27

6. COMMENT. WE NOTE YOUR RESPONSE TO COMMENT 12. IN LIGHT OF THE FACT THAT YOU "WILL NOT BE LIMITED TO A PARTICULAR INDUSTRY," THE PRIOR COMMENT STILL APPLIES. THE NOTED DISCLOSURE ON PAGE ONE COMBINED WITH THE FACT THAT YOU ONLY "INTEND" TO SEARCH FOR COMPANIES WITHIN YOUR INITIAL FOCUS, LEAVES OPEN THE POSSIBILITY FOR YOU TO ACQUIRE A COMPANY OUTSIDE SUCH FOCUS. PLEASE REVISE TO DISCUSS YOUR INTENDED SEARCH PROCESS IN MORE DETAIL SINCE YOU ARE ABLE TO ACQUIRE COMPANIES OUTSIDE OF MANAGEMENT'S EXPERTISE. REVISE TO CLARIFY IF THERE IS A TIME FRAME OR MONETARY AMOUNT USED THAT WILL TRIGGER YOUR SEARCH OF COMPANIES NOT IN THE CONSUMER OR INDUSTRIAL PRODUCTS SECTORS. REVISE TO EXPLAIN HOW YOU WILL EVALUATE COMPANIES THAT MANAGEMENT HAS NO EXPERIENCE IN. ALSO, DISCUSS THE RISKS ASSOCIATED WITH MANAGEMENT'S ABILITY TO LOOK OUTSIDE OF THEIR EXPERTISE.

     RESPONSE. The Company has removed the statement that it "will not be limited to a particular industry" from page one. In addition, the Company has replaced the words "intends to" in the second sentence on page 27 with the word "will." Because the Company has clarified that it will acquire a company within the industrial and consumer products sectors, it does not believe it must revise the description of its search process to describe the time frame or monetary limitations that will trigger a search of companies outside of these sectors, how it would evaluate companies outside of these sectors, or the risks associated with management's ability to search outside of these sectors. The Company believes it has now removed any inconsistencies that remained in its prior filing of Amendment No 3.

7. COMMENT. PLEASE REVISE TO RECONCILE THE SECOND SENTENCE ON PAGE 29 THAT BEINGS "SUBJECT TO LIMITATIONS THAT A TARGET BUSINESS MUST BE IN THE INDUSTRIAL AND CONSUMER PRODUCTS SECTORS" WITH YOUR DISCLOSURE ON PAGE ONE THAT YOUR EFFORTS WILL NOT BE LIMITED TO A PARTICULAR


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December 9, 2005
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INDUSTRY." WE ALSO DIRECT YOUR ATTENTION TO DISCLOSURE ON PAGE 29 THAT "ALTHOUGH
[YOU] WILL FOCUS EXCLUSIVELY ON ACQUIRING AN OPERATING BUSINESS IN THE
INDUSTRIAL OR CONSUMER PRODUCTS SECTOR, WE MAY ACQUIRE COMPANIES OPERATING IN
ANY INDUSTRY [YOU] CHOSE."

     RESPONSE. The Company has removed the second sentence from the third paragraph on page 29, which was confusing when read with the second sentence on page 29 and other statements that correctly reflect the Company's decision limit its search to acquire a business within the industrial or consumer products sectors. The Company has also added language in the new second sentence of the third paragraph on page 29 to clarify this point.

PRINCIPAL STOCKHOLDERS, PAGE [43]

8. COMMENT. WE NOTE THE ADDITIONAL DISCLOSURE IN RESPONSE TO COMMENT 17. WE NOTE THAT MESSRS. HANKS AND DULLUM HAVE AGREED TO PURCHASE WARRANTS IN THE MARKET AFTER "THE LATER OF THE DATE SEPARATE TRADING OF THE WARRANTS HAS COMMENCED OR 60 DAYS AFTER THE CLOSING OF THIS OFFERING." PLEASE REVISE TO RECONCILE THAT WITH YOUR RESPONSE THAT SUCH PURCHASES OR BIDS WILL NOT "OCCUR UNTIL 60 CALENDAR DAYS FOLLOWING THE END OF THE RESTRICTED PERIOD."

     RESPONSE. The Company has clarified on page 45 that for purposes of the commencement of the warrant purchases, the "closing of this offering" is deemed to be the end of the restricted period under Regulation M, as is described in fourth paragraph on page 45. A conforming change has also been made on page 54.

OTHER TERMS, PAGE 55

9. COMMENT. WE NOTE THAT FERRIS, BAKER WATTS WILL PURCHASE THE WARRANTS ON BEHALF OF THOSE OBLIGATED BY THE WARRANT PURCHASE AGREEMENT. PLEASE ADVISE IF FERRIS, BAKER WATTS IS ABLE TO PURCHASE YOUR SECURITIES IN THE MARKET FOR THEIR OWN ACCOUNT. WE ALSO NOTE THAT FERRIS, BAKER WATTS WILL BE ABLE TO HAVE A DESIGNEE (WHO NEED NOT BE THE SAME PERSON EACH TIME) PRESENT AT ALL MEETINGS OF THE BOARD OF DIRECTORS AND THAT SUCH DESIGNEE WILL RECEIVE THE SAME NOTICES AND COMMUNICATIONS AS YOUR DIRECTORS DO. PLEASE ADVISE IF FERRIS, BAKER WATTS WILL POSSESS OR MAY OTHERWISE HAVE ACCESS TO NON-PUBLIC INFORMATION AS A RESULT OF THIS ARRANGEMENT WHEN IT ENGAGES IN WARRANT PURCHASES FOR THE UNDERSIGNS OR ITSELF, AND IF SO, CLARIFY FARRIS BAKER WATTS' ABILITY TO ACT AS THE PURCHASER UNDER THE WARRANT REPURCHASE AGREEMENTS CONSISTENTLY WITH THE PROVISIONS OF
SECTION 10(B) OF THE SECURITIES EXCHANGE ACT OF 1934 AND THE RULES PROMULGATED THEREUNDER. WE MAY HAVE FURTHER COMMENT.

     RESPONSE. Ferris, Baker Watts will be able to purchase the Company's securities in the market for its own account, subject to its compliance with applicable laws and regulations, including, without restriction, restrictions on trading in securities while in possession of material non-public information. Ferris, Baker Watts has confirmed to us that it is aware of its obligations under the securities laws and will comply with such laws, including in connection with acting as the purchaser under the warrant purchase agreements. In connection with these obligations, warrant purchases made pursuant to the warrant purchase agreements will be made


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Securities and Exchange Commission
December 9, 2005
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pursuant to pre-established agreements in accordance with Rule 10b5-1 under the
Securities Exchange Act of 1934, as amended, which agreements will provide, among other things, that employees of Ferris, Baker Watts involved in the warrant purchases shall not possess material nonpublic information regarding the Company or its securities. In furtherance of these obligations, Ferris, Baker Watts has informed the Company that any persons serving as a designee at meetings of the board of directors of the Company will be prohibited from communicating or otherwise disclosing, directly or indirectly, information about the Company or its securities to employees of Ferris, Baker Watts involved in warrant purchases or any other trading activities involving the Company's securities.


If you have any questions concerning the material provided herein, please do not hesitate to call William F. Griffin, Jr., at this office, or the undersigned.

Very truly yours,

/s/ Andrew D. Myers

Andrew D. Myers

ADM/rld
Enclosures

cc:    Mr. Robert J. Hanks
       Mr. David A. Dullum
       Elizabeth Hughes, Esquire
       William F. Griffin, Jr., Esq.